Schedule 13G

Name of Issuer: Lilis Energy, Inc.
Title of Class of Securities: Common Stock
CUSIP Number 432403102
Date of Event Requiring Filing of this Statement: June 23, 2016

The rule pursuant to which this Schedule is filed: 13d-1(c)

1. Name of Reporting Persons: Sean O?Sullivan Revocable Living Trust
2. (b)
3.
4. Citizenship or place of Organization: Not Applicable
5. Sole Voting Power -  242,172
6. Shared Voting Power ? 0
7. Sole Dispositive Power ? 242,172
8. Shared Dispositive Power ? 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person ?
242,172
10. Not applicable
11. Percent of class represented by amount in row 9 ? 1.41%*
12. Type of Reporting Persons ? OO

* The Sean O?Sullivan Revocable Living Trust is filing as part of a group collectively holding 12.27% of the class.

CUSIP No. 53243102
1. Name of Reporting Persons: SOSV Investments LLC
2. (b)
3.
4. Citizenship or place of Organization: Delaware
5. Sole Voting Power -  1,863,946
6. Shared Voting Power ? 0
7. Sole Dispositive Power ? 1,863,946
8. Shared Dispositive Power ? 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person ?
1,863,946
10. Not applicable
11. Percent of class represented by amount in row 9 ? 10.86%*
12. Type of Reporting Persons ? OO

* The Sean O?Sullivan Revocable Living Trust is filing as part of a group collectively holding 12.27% of the class.

Item 1. 	(a) Lilis Energy, Inc.
		(b) 216 16th Street, Suite #1350, Denver Colorado 80202

Item 2. 	(a), (b) and (c). This Schedule 13G is being filed on
behalf of the Sean O?Sullivan Revocable Living Trust, as part of a group together with SOSV Investments LLC
(together, the ?Reporting Persons?).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. However, neither the fact of this filing nor anything containing herein shall be deemed to be an admission by the Reporting Persons that such a group exists
The principal business office of the Reporting Persons is c/o  SOSV,
Attn: William Farah, 174 Nassau Street #3000 Princeton, NJ 08542
Citizenship: Not Applicable

       (d) Title and Class of Securities: Common Stock

       (e) CUSIP No. 53243102
Item 3. 	Not applicable
Item 4.    (a)	SOSV Investments LLC ? 1,863,946 Shares of Common Stock
Sean OSullivan Revocable Living Trust ? 242,172 Shares of
Common Stock
 		(b)  SOSventures LLC ? 1.41%
       Sean O?Sullivan Revocable Living Trust ? 10.86%
	      (c)
		(i)	SOSV Investments LLC ? 1,863,946 Shares of Common
Stock
Sean O?Sullivan Revocable Living Trust ? 242,172
Shares of Common Stock
(ii)	0
(iii)	SOSV Investments LLC ? 1,863,946 Shares of Common
Stock
Sean O?Sullivan Revocable Living Trust ? 242,172
Shares of Common Stock
(iv)	0
Item 5.	Not Applicable
Item 6.	Not Applicable
Item 7.	Not Applicable
Item 8.	Not Applicable
Item 9.	Not Applicable
Item 10.	The following certification shall be included if the statement is filed pursuant to ?240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SEAN O?SULLIVAN REVOCABLE
LIVING TRUST

By: /s/ Sean O?Sullivan
Name: Sean O?Sullivan
Its: Trustee


SOSVENTURES LLC

By: /s/ Sean O?Sullivan
Name: Sean O?Sullivan
Its: Managing Director